Filed by:  Darling International Inc.
                                Pursuant to Rule 425 under the Securities Act of
                                   1933 and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934
                                                   Registration No.:  333-131484

                                    Subject Company:  Darling International Inc.
                                                   Commission File No: 000-24620


DARLING
INTERNATIONAL INC.                                        For Immediate Release
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                      DARLING INTERNATIONAL INC. ANNOUNCES
                       EARLY TERMINATION OF WAITING PERIOD

        Irving, Texas , February 3, 2006: Darling International Inc. (AMEX: DAR) received notice today from the Federal Trade Commission informing Darling that early termination of the Hart-Scott-Rodino waiting period has been granted in connection with Darling's proposed acquisition of certain assets of National By-Products, LLC.

IMPORTANT LEGAL INFORMATION

        Investors and security holders are urged to read the proxy statement regarding the proposed transaction when it becomes available because it will contain important information. The proxy statement has been filed with the U.S. Securities and Exchange Commission by Darling International Inc., but has not yet become effective. Security holders may obtain a free copy of the proxy statement and other documents filed with the SEC by Darling International Inc., at the SEC's web site at www.sec.gov. The proxy statement, and other related documents filed with the SEC by Darling International Inc., may also be obtained for free by directing a request to Darling International Inc., 251 O'Connor Ridge Blvd, Suite 300, Irving, Texas 75038.

        For more information, please visit http://www.darlingii.com.

        {This media release contains forward-looking statements regarding the business operations of Darling and the industry in which it operates. These statements are identified by words such as "may," "will," "expect," "believe," "intend," "anticipate," "should", "estimate," continue," and other words referring to events to occur in the future. These statements reflect Darling's current view of future events and are based on its assessment of, and are subject to, a variety of risks and uncertainties beyond its control, including business and economic conditions in its existing markets, that could cause actual results to differ materially from those projected in such forward-looking statements. Other risks and uncertainties regarding Darling, its business and the industry in which it operates are referenced from time to time in the Company's filings with the Securities and Exchange Commission. Darling is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.}

                                      # # #

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FOR MORE INFORMATION CONTACT:
   John O. Muse, Executive Vice President of           251 O'Connor Ridge Blvd.,
         Finance and Administration, or                                Suite 300
    Brad Phillips, Treasurer                                Irving, Texas  75038
    Jennifer Felber                                         Phone:  972-717-0300
   Joele Frank, Wilkinson Brimmer Katcher                   Phone:  212-355-4449